Exhibit 4.1

AWARE, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of our common stock, $.01 par value per share (“Common Stock”), which is registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes provisions of the Massachusetts Business Corporation Act (the “MBCA”). The following summary does not purport to be a complete summary of the terms and provisions of our Common Stock and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the MBCA, our amended and restated articles of organization, as amended (the “Articles of Organization”), and our amended and restated by-laws (the “By-laws”). The Articles and By-laws are incorporated by reference as exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the Articles, the By-laws and the applicable provisions of the MBCA for additional information.

The Articles authorize us to issue up to 70,000,000 shares of Common Stock and up to 1,000,000 shares of preferred stock, $1.00 par value per share (“Preferred Stock”).

Fifty thousand shares of our Preferred Stock are designated Series A Participating Cumulative Preferred Stock (“Series A Preferred Stock”). The Series A Preferred Stock was authorized in connection with our adoption of a shareholder rights plan in October 2001, which expired in October 2011. No shares of Series A Preferred Stock had been issued or were outstanding as of December 31, 2019.

Dividend Rights

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, holders of outstanding shares of Common Stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine. Any outstanding shares of Series A Preferred Stock would be entitled to receive quarterly dividends as set forth in the Articles, and if our board of directors declares a dividend or distribution on the Common Stock at a time when shares of Series A Preferred Stock are outstanding, we would be obligated to declare a dividend on the Series A Preferred Stock, as well.

Voting Rights; Classified Board of Directors

Holders of Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of shareholders, unless otherwise provided by the Articles of Organization. An election of directors by the our shareholders is determined by a plurality of the votes cast by the shareholders entitled to vote in the election. Other matters are decided by an affirmative vote of our shareholders having a majority in voting power of the votes cast by the shareholders present or represented and voting on such matter, except as otherwise disclosed below. Holders of shares of Common Stock do not have the right to cumulate their votes for directors.

Section 8.06(b) of the MBCA provides that the terms of directors of a public Massachusetts corporation shall be staggered by dividing the directors into three groups, as nearly equal in number as possible, with only one group of directors being elected each year to a three-year term. Sections 8.06(d) and (e) of the MBCA provide that when a board of directors is so classified, (i) stockholders may remove directors only for cause, (ii) the number of directors shall be fixed only by the vote of the board of directors, (iii) vacancies and newly created directorships shall be filled solely by the affirmative vote of a majority of the remaining directors and (iv) a decrease in the number of directors will not shorten the term of any incumbent director. Our board of directors may elect to opt out of Section 8.06(b).

No Preemptive Rights

The Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to receive pro rata our net assets, if any, which are legally available for distribution, after payment of all of our debts and other liabilities and subject to the preferential rights of any holders of Preferred Stock then outstanding.

Conversion or Redemption Rights

The Common Stock is neither convertible nor redeemable.

Preferred Stock

The Articles of Organization provide that our board of directors may, without further action by our shareholders, from time to time, direct the issuance of shares of Preferred Stock in one or more series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of Preferred Stock could be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest involving us, the assumption of control by a holder of a large block of our securities or the removal of our incumbent management.